Exhibit 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 10 December 2018

10 December 2018	Director/PDMR Shareholding
5 December 2018	Director/PDMR Shareholding
3 December 2018	Total Voting Rights
27 November 2018	Holding(s) in Company
23 November 2018	Publication of Supplementary Prospectus
19 November 2018	Holding(s) in Company
16 November 2018	Regulatory filings in Massachusetts & New York

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

29 November 2018	Scrip Dividend for 2018/19 Interim Dividend